

AZURE FOR SPORTS
THE SPORTS CLOUD



Jon Flynn · 2nd
Sports Data & AI Nerd at Microsoft
Talks about #ai, #xbox, #sports, #microsoft, and #sporttech
Cold Spring Harbor, New York, United States · **Contact info**

3,110 followers · **500+** connections

 **1 mutual connection:** Fares Ksebati

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Microsoft

Rhodes University

Activity
3,110 followers

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Jon Flynn posted this · 2d


I am so incredibly humbled that I was included in the **Microsoft** Platinum Club! I am definitely still processing this!

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 231   50 comments

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Jon Flynn posted this · 5d

Love to see this report out of **IDC** giving **Microsoft** pole position for our Public Cloud offerings. It's not about the race to the top though, it's about enabling and pushing our customers to the top of their respect ...show more


Microsoft Bests Amazon as top Public Cloud, IDC Reports
sdxcentral.com · 2 min read

 173   3 comments

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Jon Flynn posted this · 3w


I am both incredibly humbled and stoked to be returning to Judging duties for the **SportsPro Media** OTT Awards 2022!

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 121   5 comments

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Jon Flynn posted this · 1mo

I am a gamer. I love escaping into magical worlds, building civilizations from the ground up, or driving a Formula 1 racecar on tracks all over the world. The only issue is... I am not that great at it!   ...show more


Cloud9 Video Review Tool - Microsoft Garage
microsoft.com · 4 min read

 18

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About

I lead Software Sales Teams that design and execute insanely great customer experiences. One of the things I enjoy the most about working in the high-tech software industry is the ability to take seemingly impossible requirements and make them a reality.

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Experience


Data & AI Nerd
Microsoft
Sep 2020 - Present · 1 yr 11 mos
United States

Painting pictures with data and providing value to Professional Sporting Organizations.
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Board Member
Urvin Finance
Sep 2021 - Present · 11 mos


Board Advisor
Crosstek IT
Jan 2014 - Present · 8 yrs 7 mos

A managed services provider in Cyber Security, Cloud, IT & Professional Services organization serving the UKI area.


Business Advisor
SpotLogic, Inc.
Sep 2016 - Present · 5 yrs 11 mos
Greater New York City Area

SpotLogic helps organizations dramatically increase sales performance by leveraging customer, opportunity and product data in fundamentally new ways.


Founder
bklynCapital
Aug 2012 - Present · 10 yrs
Cold Spring Harbor, New York

Film distribution funding for independent and foreign filmmakers

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Education


Rhodes University
Bachelor's Degree, Journalism
1993 - 1995
Activities and societies: Rhodes Radio

DJ at student radio station


CityVarsity
Master's Degree, Cinematography
1996 - 1997
Activities and societies: Film Appreciation Society, Technology in Filmmaking

Graduated with Honors in Cinematography.

Licenses & certifications


Customer Business Outcomes Skilled Practitioner
Microsoft
Issued Apr 2022 · No Expiration Date

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Microsoft Global Hackathon 2021 Award Winner
Microsoft
Issued Dec 2021 · No Expiration Date

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Microsoft Global Hackathon 2021 Award Winner
Microsoft
Issued Dec 2021 · No Expiration Date

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Skills

Enterprise Software

 Endorsed by Gary Nakamura and 9 others who are highly skilled at this

 Endorsed by 2 colleagues at Microsoft

 74 endorsements

Cloud Computing

 Endorsed by 3 colleagues at Microsoft

 Endorsed by 19 people who know the skill

Endorsed by 19 people who know the skill

 65 endorsements

Start-ups

Endorsed by 2 colleagues at Microsoft

Endorsed by 6 people who know the skill

 41 endorsements

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Recommendations

Received   Given

Lisa Smith · 3rd
Special Projects Consultant at RxBenefits, Inc.
January 8, 2019, Lisa reported directly to Jon

Jon is a fun and energetic leader that drives his teams to success through his strong example of servant leadership. He is truly invested in the success of others, and his dedication to that investment ensures the success of individuals and teams around him. Jon faces challenges with a contagious enthusiasm that drives results and execution quickly and thoughtfully. He is a wealth of knowledge and ar ...see more

Hakiem George · 3rd
Lead at Apple
June 19, 2016, Hakiem reported directly to Jon

Jon is easily the greatest leader I have had the pleasure to work with. His wisdom and guidance is something like I've never experienced before. He not only pushed me to places of discomfort, but he helped me through those uncomfortable situations which helped me grow tremendously! He lead by inspiration and trust. Jon has a unique balance between managing numbers and people. Altho ...see more

Casey Alexander Smith · 3rd
Creativity, Inspiration and growth.
May 12, 2015, Casey Alexander reported directly to Jon

I had the pleasure of working with Jon Flynn during his time with the Apple Business team. As a leader and mentor Jon brings an understanding of business that is by far superior to any leader I have had to date. Some may consider his technique unorthodox, however his genius is found in the ability to manage a team with great trust and acknowledgment of individualized skills. As he cultivates and max ...see more

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Courses

MCSE +i

Languages

Afrikaans

Causes

Children · Economic Empowerment · Environment · Science and Technology

Interests

Influencers   Companies   Groups   Schools

 **Jean-Philippe Courtois** in · 3rd
Executive Vice President and President, National Transformation Partnerships at Microsoft
78,579 followers

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 **Geoffrey Moore** in · 3rd
Author, speaker, advisor, best known for Crossing the Chasm and Zone to Win with the latest book being The Infinite Staircase. Partner at Wildcat Venture Partners. Chairman Emeritus Chasm Group & Chasm Institute
660,606 followers

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Show all 37 influencers →